

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 5, 2022

Jonathan Slager
Chief Executive Officer
Bridge Investment Group Holdings Inc.
111 East Sego Lily Drive, Suite 400
Salt Lake City, Utah 84070

> **Re: Bridge Investment Group Holdings Inc.**
> **Registration Statement on Form S-3**
> **Filed August 1, 2022**
> **File No. 333-266443**

Dear Mr. Slager:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jessica Livingston at 202-551-3448 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Kevin Reyes